                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                AIRLEASE LTD., A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

           DEPOSITARY UNITS REPRESENTING LIMITED PARTNERS' INTERESTS
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   009366105
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                                CHERYL SOROKIN
                    EXECUTIVE VICE PRESIDENT AND SECRETARY
                            BANKAMERICA CORPORATION
                  AND CERTAIN OF ITS SUBSIDIARIES, INCLUDING
                       BA LEASING & CAPITAL CORPORATION
                             555 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA 94104
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                MARCH 13, 1997
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 11 PAGES

                                        13D
-----------------------                                  ---------------------
  CUSIP NO. 009366105                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PRUSUANT TO
 5    ITEM 2(d) or 2(e)                                                    [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,025,000 Units
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,025,000 Units
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,000 Units

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      22.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13D
-----------------------                                  ---------------------
  CUSIP NO. 009366105                                      PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America National Trust and Savings Association

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PRUSUANT TO
 5    ITEM 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,025,000 Units
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,025,000 Units
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,000 Units

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      22.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13D
-----------------------                                  ---------------------
  CUSIP NO. 009366105                                      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Security Pacific Equipment Leasing, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PRUSUANT TO
 5    ITEM 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,025,000 Units
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,025,000 Units
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,000 Units

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      22.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13D
-----------------------                                  ---------------------
  CUSIP NO. 009366105                                      PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BA Leasing & Capital Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PRUSUANT TO
 5    ITEM 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            793,750 Units

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          231,250 Units
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             793,750 Units

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          231,250 Units
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,000 Units

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      22.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13D
-----------------------                                  ---------------------
  CUSIP NO. 009366105                                      PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      United States Airlease Holding, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PRUSUANT TO
 5    ITEM 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            231,250 Units

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             231,250 Units

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      231,250 Units

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages

                                 SCHEDULE 13D


     Each of the undersigned hereby amends the Schedule 13D that was filed with the Securities and Exchange Commission on September 25, 1996, and amended on November 12, 1996, relating to the Depositary Units representing Limited Partners' Interests ("Units") of Airlease Ltd., A California Limited Partnership ("Airlease").

     The Schedule 13D is amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended in its entirety as follows:

     BALCAP entered into an Asset Purchase Agreement, dated as of August 5, 1996 (the "Purchase Agreement"), with USL Capital Corporation ("USL Capital") and Ford Motor Credit Company, pursuant to which BALCAP agreed to purchase from USL Capital certain assets of USL Capital and its subsidiaries, including the Units and all of the capital stock of USAH and Airlease Management Services, Inc., the general partner of Airlease ("AMSI"). The complete terms of the transaction are set forth in the Purchase Agreement attached to this Schedule 13D as Exhibit 6 and incorporated herein by reference.

     Pursuant to the Purchase Agreement, on September 20, 1996 BALCAP purchased the Units owned by USAH and on October 31, 1996 BALCAP purchased the capital stock of USAH and AMSI.

     On October 31, 1996, all directors and officers of USAH and AMSI who were employees of USL Capital, USAH or AMSI resigned.

     Pursuant to Section 8.4 of the Amended and Restated Agreement of Limited Partnership of Airlease, dated October 10, 1986 (the "Partnership Agreement"), USAH has agreed to hold 5% of the total number of Units outstanding immediately after the initial public offering of the Units for so long as AMSI or any related entity remains the general partner of Airlease.

     Pursuant to Section 4.13 of the Partnership Agreement, AMSI agreed to use its best efforts to maintain a net worth sufficient such that Airlease would be taxed as a partnership for federal income tax purposes. Pursuant to the Purchase Agreement, BALCAP has agreed to arrange for satisfaction by AMSI of the net worth requirements of the Partnership Agreement. The complete terms governing Airlease and its partners are set forth in the Partnership Agreement attached to this Schedule 13D as Exhibit 5 and incorporated herein by reference.

     On March 13, 1997 the board of directors of AMSI approved a plan to restrict the transferability of Units, which will result in

                                                              Page 8 of 11 Pages


delisting of the Units from trading on the New York Stock Exchange in December 1997, and to cease making new aircraft investments, leading to an earlier than planned liquidation of Airlease (the "Plan"). The Plan is subject to approval by the limited partners of Airlease. BALCAP has advised AMSI that it intends to vote its Units in favor of the Plan because it believes the Plan is the best way to maximize value to holders of Units.

     The summaries of the terms and provisions of certain documents set forth in
Item 6 and elsewhere in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the terms and provisions of such agreements, which are incorporated herein by reference.

     Except as set forth in Item 6, to the knowledge of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of Airlease, including but not limited to transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended in its entirety as follows:

     The following exhibits are filed herewith:

     1.   Directors and Executive Officers of BALCAP
     2.   Directors and Executive Officers of Security Pacific Leasing
     3.   Directors and Executive Officers of Bank of America NT&SA
     4.   Directors and Executive Officers of BAC
     5. Directors and Executive Officers of USAH (filed as Exhibit 5 to Amendment No. 1 to this Schedule 13D filed by the undersigned on November 12, 1996)
     6. Amended and Restated Agreement of Limited Partnership of Airlease, dated October 10, 1986 (filed as Exhibit 3 to the Schedule 13D filed by USAH on October 17, 1986, and incorporated herein by reference), as amended (amendments filed as Exhibit 3.5 to Airlease's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
     7. Asset Purchase Agreement, dated as of August 5, 1996, among BALCAP, USL Capital Corporation and Ford Motor Credit Company (filed as
          Exhibit 5 to the Schedule 13D filed by USAH on September 5, 1996, and incorporated herein by reference)
     8. Agreement of USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC to file this Schedule 13D jointly (filed as Exhibit 8 to Amendment No. 1 to this Schedule 13D filed by the undersigned on November 12, 1996)
     9.1. Signing Authority - BankAmerica Corporation (filed as

                                                              Page 9 of 11 Pages


          Exhibit 8.1 to the original Schedule 13D filed by the undersigned on September 25, 1996)
     9.2. Signing Authority - Bank of America NT&SA (filed as Exhibit 8.2 to the original Schedule 13D filed by the undersigned on September 25, 1996)
     9.3. Signing Authority - Security Pacific Equipment Leasing, Inc. (filed as
          Exhibit 8.3 to the original Schedule 13D filed by the undersigned on September 25, 1996)
     9.4. Signing Authority - BA Leasing & Capital Corporation (filed as Exhibit
          8.4 to the original Schedule 13D filed by the undersigned on September 25, 1996)
     9.5. Signing Authority - United States Airlease Holding, Inc.
     10. Letter Agreement amending Asset Purchase Agreement, dated August 26, 1996, among BALCAP, USL Capital Corporation and Ford Motor Credit Company
     11.  First Amendment to Asset Purchase Agreement, dated as of September
          20, 1996, among BALCAP, USL Capital Corporation and Ford Motor Credit Company

                                                             Page 10 of 11 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997                 BANKAMERICA CORPORATION


                                       By  /s/ David A. Thrailkill
                                         ---------------------------------
                                         Name: David A. Thrailkill
                                         Title: Vice President


                                       BANK OF AMERICA NATIONAL TRUST AND
                                       SAVINGS ASSOCIATION


                                       By  /s/ David A. Thrailkill
                                         ---------------------------------
                                         Name: David A. Thrailkill
                                         Title: Vice President


                                       SECURITY PACIFIC EQUIPMENT
                                       LEASING, INC.


                                       By  /s/ Jerome A. Moskovitz
                                         ---------------------------------
                                         Name: Jerome A. Moskovitz
                                         Title: Vice President


                                       BA LEASING & CAPITAL CORPORATION


                                       By  /s/ Jerome A. Moskovitz
                                         ---------------------------------
                                         Name: Jerome A. Moskovitz
                                         Title: Vice President


                                       UNITED STATES AIRLEASE HOLDING, INC.


                                       By  /s/ David B. Gebler
                                         ---------------------------------
                                         Name: David B. Gebler
                                         Title: Senior Vice President

                                                             Page 11 of 11 Pages


                                 EXHIBIT INDEX


Exhibit 1.     Directors and Executive Officers of BALCAP
Exhibit 2.     Directors and Executive Officers of Security Pacific Leasing
Exhibit 3.     Directors and Executive Officers of Bank of America NT&SA
Exhibit 4.     Directors and Executive Officers of BAC
Exhibit 9.5.   Signing Authority - United States Airlease Holding, Inc.
Exhibit 10. Letter Agreement amending Asset Purchase Agreement, dated August 26, 1996, among BALCAP, USL Capital Corporation and Ford Motor Credit Company
Exhibit 11. First Amendment to Asset Purchase Agreement, dated as of September 20, 1996, among BALCAP, USL Capital Corporation and Ford Motor Credit Company